Room 4561

September 14, 2006

Thomas A. McDonnell
Chief Executive Officer
DST Systems, Inc.
333 West 11th Street
Kansas City, Missouri 64105

      Re: DST Systems, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2005
                 Filed March 7, 2006
                 Form 8-K Filed July 21, 2006
                 File no. 1-14036

Dear Mr. McDonnell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Very truly yours,

                    Kathleen Collins
                    Accounting Branch Chief